
11005012


SEC MAIL
RECEIVED
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211
SECTION

EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended October 31, 2010

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

COMMISSION FILE NUMBER 1-4121

A. Full title of the plan and the address of plan, if different from that of the issuer named below:

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DEERE & COMPANY
ONE JOHN DEERE PLACE
MOLINE, ILLINOIS 61265


SEC MAIL
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REQUIRED INFORMATION

1. The Financial Statements and Schedule of the John Deere Tax Deferred Savings Plan for Wage Employees prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

Exhibit 23. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in the John Deere Tax Deferred Savings Plan for Wage Employees:

We have audited the accompanying statements of net assets available for benefits of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan") as of October 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended October 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of October 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended October 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 31, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2010 financial statements taken as a whole.

Deloitte & Touche LLP

February 22, 2011

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF OCTOBER 31, 2010 AND 2009 (IN THOUSANDS)

ASSETS:	2010	2009
NONINTEREST-BEARING CASH	$ 18	$ 17
PARTICIPANT-DIRECTED INVESTMENTS, AT FAIR VALUE:		
Blended Interest Fund	145,471	134,150
Deere & Company Common Stock	166,925	107,360
Fidelity Intermediate Bond Commingled Pool	9,357	6,359
Mutual Funds	281,982	250,721
Fidelity BrokerageLink Accounts	20,628	18,251
Total investments	624,363	516,841
RECEIVABLES:		
Loans to participants	11,134	9,239
Due from broker	24	5,331
Accrued income and other receivables	1,628	2,057
Total receivables	12,786	16,627
TOTAL ASSETS	637,167	533,485
LIABILITIES:		
Due to broker	5,045	6,680
Other liabilities	969	1,136
	6,014	7,816
NET ASSETS AVAILABLE FOR BENEFITS - AT FAIR VALUE	631,153	525,669
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,243)	(3,402)
NET ASSETS AVAILABLE FOR BENEFITS	$ 623,910	$ 522,267

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED OCTOBER 31, 2010 (IN THOUSANDS)

ADDITIONS:	
CONTRIBUTIONS:	
Participant	$ 32,244
Company	3,135
Total contributions	35,379
INVESTMENT INCOME:	
Net appreciation in fair value of investments	106,421
Interest and dividends	10,220
Net investment income	116,641
Interest on participant loans	568
TOTAL ADDITIONS	152,588
DEDUCTIONS:	
Benefits paid to participants	50,881
Net transfers to affiliate plans	64
TOTAL DEDUCTIONS	50,945
INCREASE IN NET ASSETS	101,643
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	522,267
End of year	$ 623,910

See notes to financial statements.

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

NOTES TO FINANCIAL STATEMENTS AS OF OCTOBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED OCTOBER 31, 2010

1. DESCRIPTION OF PLAN

The following is a general description of the John Deere Tax Deferred Savings Plan for Wage Employees (the "Plan"). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General – The Plan was established September 1, 1987 by Deere & Company (the "Company") for certain eligible employees of the Company and its subsidiaries. The purpose of the Plan is to provide employees with a tax deferred method of savings and investment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Administrative expenses of the Plan are primarily paid by the Company. The Company is the administrator of the Plan. Fidelity Management Trust Company, Boston, Massachusetts, is the Plan trustee, and Fidelity Investment Institutional Operations Company, Inc., an affiliate of Fidelity, is the recordkeeper (collectively, "Fidelity").

The Plan was amended and restated effective November 1, 2009, in order to update the Plan document for annual maintenance, uniformity housekeeping and submission for Plan qualification (see Note 7). There were no significant changes in Plan provisions.

Eligibility – Employees are eligible to participate in the Plan immediately upon hire if they are hourly employees on the United States payroll of the Company or its participating subsidiaries.

Contributions – An eligible employee may elect to become a participant in the Plan by contacting Fidelity to authorize the Company to withhold contributions from his or her compensation during the period of participation. Participant contributions and investment elections are processed through Fidelity using a voice-response system, on-line through NetBenefits, or through a Fidelity representative. Participant contributions can range from one percent to 50 percent of compensation with additional catch-up contributions ranging from one percent to 25 percent, as elected by the participant, as limited by the Internal Revenue Code ("IRC"). Participants may amend or revoke their elections as of the next occurring payroll period. Effective March 1, 2007, the Plan accepts Roth elective deferrals, as well as Roth catch-up contributions, made on behalf of eligible participants, which are allocated to a separate account source.

The Company provides a matching contribution to employees hired after October 1, 1997 generally equal to 25 percent (30 percent for John Deere Horicon Works and 50 percent for John Deere Commercial Products) of the employee's contributions up to six percent of eligible compensation. Contributions are sent to Fidelity as soon as practicable following each payroll period, and are invested by Fidelity in funds as specified by the participants. Monies will be held and invested by Fidelity in a Fidelity Freedom Fund closest to the employee's 65th birthday (the default investment option) until designated investments have been elected by the participant.

All contributions are considered tax deferred under section 401(a) of the IRC, with the exception of Roth elective deferrals, which are made on an after-tax basis.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant's account is credited with contributions made by the participant and the Company together with earnings and losses allocated daily among participants based on the ratio of their respective account balances as of the preceding day. Participants are immediately vested in their contributions and allocated earnings or losses. The Company matching contributions and allocated earnings or losses related to matching are vested after a participant has three years of service with the Company. The benefit to which a participant is entitled is one that can be provided from the participant's vested account balance.

Forfeited Accounts – At October 31, 2010 and 2009, forfeited nonvested accounts totaled $5,464 and $527, respectively. These accounts will be used to reduce future Company contributions. During the year ended October 31, 2010, Company contributions were reduced by $6,000 from forfeited nonvested accounts.

Fund Elections – Participants in the Plan direct investment of their account balances into one or more investment funds, which include the following as of October 31, 2010:

- Blended Interest Fund
- Deere & Company Common Stock Fund
- Fidelity Intermediate Bond Commingled Pool
- Any of 32 Mutual Funds

In addition, participants have access to Fidelity BrokerageLink, which is a self-directed brokerage account. Through this account, a participant has access to over 3,000 open-ended mutual funds from a variety of fund families.

The Plan includes an Employee Stock Ownership Plan and dividend payout feature whereby participants may elect to receive dividends on their vested shares of Company common stock in the Deere & Company Common Stock Fund in either cash or as a reinvestment in Company common stock.

Loans – Employees who participate in the plan are eligible to borrow against their account balances. Loans must be at least $1,000 and are limited to the lesser of $50,000 (reduced by the participant's highest outstanding loan balance during the immediately preceding one year period) or 50 percent of their vested account balances on the effective dates of the loans, and the term of a loan may not exceed five years (ten years if the loan proceeds are used to purchase a primary residence). The loans are secured by the balance in the participant's account and interest is assessed at a rate which is determined based on the published prime interest rate. Repayment for actively employed participants is intended to be made via payroll deductions. A participant with an outstanding loan at the time of unpaid leave of absence, retirement or separation from service will be issued a loan repayment coupon book from Fidelity. The participant may opt to continue making loan payments by using the coupons and sending the payment to Fidelity. A minimum of one payment must be made each quarter (equal to all payments due for the quarter) to keep the loan current. The entire loan must be repaid within five years of the effective date of the loan or the original loan term, whichever is greater. Failure by the participant to make a quarterly payment or pay the loan off within five years of inception or the original loan term, whichever is greater, will result in the outstanding loan balance becoming a taxable distribution to the participant. If an eligible participant elects to take full distribution of their account balance and a loan balance remains, the entire loan balance remaining will be taxable.

Payment of Benefits – Distributions are not permitted while the participants are employed by the Company unless a distribution is required to meet legal requirements or the participant has reached age 59-1/2. Participants who have terminated employment with the Company or retired may elect an immediate distribution or may defer the start of distributions up to age 70-1/2. The beneficiary of a participant who died may elect a deferred distribution payable not later than five years after the participant's death. Distributions from the Deere & Company Common Stock Fund may be in cash or whole shares and residual cash. Distributions from all of the other funds are in cash.

Participants may take a lump-sum distribution, or elect one of the following distribution options:

(a) Level Sum Distribution – A specified dollar amount is distributed monthly.

(b) Decremental Distribution – A decremental withdrawal is made over a specified period of time.

(c) Unscheduled, Partial Distribution – Unscheduled amounts are distributed at the discretion of the participant with a minimum distribution of $1,000.

(d) Mandated Distribution after 70-1/2 – By April 1 of the year following the year in which the participant turns 70-1/2, the participant must either take a lump-sum distribution or begin systematic withdrawals which are actuarially determined.

Hardship Withdrawals – Participants in the Plan, under Internal Revenue Service ("IRS") guidelines, may request hardship withdrawals for heavy and immediate financial needs which cannot be reasonably met from other resources of the participant. A hardship withdrawal results in a six-month suspension of participant contributions and Company matching contributions. Only one hardship withdrawal is allowed in a 12-month period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan utilizes various investment instruments, including mutual funds, a common collective trust, common stock, and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Valuation of Investments – Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Deere & Company Common Stock Fund – Fair value is based on the closing sales price reported on recognized securities exchanges on the last business day of the fiscal year.

The Deere & Company Common Stock Fund is maintained on a unit value basis and includes a money market fund for liquidity purposes. The number of units and related net asset value per unit as of October 31, 2010 and 2009 for the fund are as follows:

	Units Outstanding	Net Asset Value Per Unit
October 31, 2010	1,496,063	$ 111.58
October 31, 2009	1,607,027	66.81

Mutual Funds – The mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan on the last business day of the fiscal year.

Blended Interest Fund – The Blended Interest Fund is invested in synthetic guaranteed investment contracts ("GICs") as described in Note 3. In accordance with Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 962, *Plan Accounting-Defined Contribution Plans*, the statements of net assets available for benefits presents the GICs at fair value (as described in Note 3), as well as an additional line item showing an adjustment of the fully benefit-responsive contracts from fair value to contract value. GIC's are accounted for in the statement of changes in net assets available for benefits on a contract value basis.

Fidelity BrokerageLink Accounts – The BrokerageLink accounts are valued at the closing net asset values of the mutual funds comprising the account.

Fidelity Intermediate Bond Commingled Pool – This fund invests entirely in the Pyramis Intermediate Duration Commingled Pool. The units of this fund are stated at the net asset value as determined by the issuer of the fund based on the fair value of the underlying investments. The fund's annual report indicates that the fund seeks to provide investment returns in excess of the Barclays Capital Intermediate Government/Credit Bond Index through investments in investment grade fixed income securities. There are no redemption restrictions or notice requirements.

Purchases and sales of securities are recorded on a trade-date basis.

Income Recognition – Interest on bank and insurance contracts and short-term investment funds is accrued daily and credited to the funds at the end of each month. Dividends are accrued in the Deere & Company Common Stock Fund as of the ex-dividend date and are reflected as an increase in the fund's net asset value on that day. Dividends in other funds are recorded on the ex-dividend date and are allocated to participants' accounts on that day. Earnings, including unrealized appreciation or depreciation in market value of investments, are allocated daily among participants based on the ratio of their respective account balances as of the close of the preceding day.

Interest and Dividends – Interest and dividends investment income in the statement of changes in net assets includes dividends on mutual funds and Deere & Company Common Stock, as well as interest earned from the Blended Interest Fund.

Mutual Fund Fees – Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Net Transfers to Affiliate Plans – Transfers represent net assets transferred from the Plan during 2009 to the John Deere Savings and Investment Plan for participants who became participants in that plan.

Payment of Benefits – Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were immaterial at October 31, 2010 and 2009.

Administrative Expenses – Administrative expenses of the Plan are paid by the Company as provided in the Plan agreement.

New Accounting Standards – In September 2009, the FASB issued FASB Accounting Standards Update ("ASU") No. 2009-12, *Fair Value Measurements and Disclosures (Topic 820): Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)*. The ASU expands the required disclosures for certain investments with a reported net asset value ("NAV"). ASU No. 2009-12 permits, as a practical expedient, an entity holding investments in certain entities that calculate net asset value per share or its equivalent for which the fair value is not readily determinable, to measure the fair value of such investments on the basis of that net asset value per share or its equivalent without adjustment. The ASU requires enhanced disclosures about the nature and risks of investments within its scope. Such disclosures include the nature of any restrictions on an investor's ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investee. The Plan prospectively adopted the standard in fiscal year 2010. The adoption did not effect the Plan's financial statements. The Valuation of Investments section of this footnote contains the additional required disclosures.

In January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements,* which amends ASC 820, *Fair Value Measurements and Disclosures*. This ASU requires disclosures of transfers into and out of Levels 1 and 2 fair value measurement classifications, more detailed roll forward reconciliations of Level 3 recurring fair value measurements on a gross basis, fair value information by class of assets and liabilities and descriptions of valuation techniques and inputs for Level 2 and 3 measurements. The Plan prospectively adopted the standard in fiscal year 2010, except for the roll forward reconciliations which are required in fiscal year 2012. The adoption in fiscal 2010 did not effect and the future adoption will not effect the Plan's financial statements. Note 4 contains the additional required disclosures.

In September 2010, the FASB issued ASU No. 2010-25, *Plan Accounting—Defined Contribution Pension Plans (Topic 962): Reporting Loans to Participants by Defined Contribution Pension Plans (a consensus of the FASB Emerging Issues Task Force*. The ASU requires that participant loans be classified as notes receivable rather than a plan investment and measured at unpaid principal balance plus accrued but unpaid interest. The Plan retrospectively adopted the standard in fiscal year 2010. The adoption did not have a material effect on the Plan's financial statements.

3. BLENDED INTEREST FUND

The Blended Interest Fund is a stable value investment option to participants that includes several synthetic GICs which simulate the performance of guaranteed investment contracts through an issuer's guarantee of a specific interest rate (the wrapper contract) and a portfolio of financial instruments that are owned by the Plan.

The synthetic GICs include underlying assets which are held in a trust owned by the Plan and utilize benefit-responsive wrapper contracts issued by JP Morgan Chase, Rabobank Nederland, State Street Bank and Trust Company, and AIG Financial Products Corp. The contracts generally provide that participants execute Blended Interest Fund transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates of the fund are reset quarterly based on market rates of other similar investments, the current yield of the underlying investments and the spread between the market value and contract value. Certain events such as Plan termination or a Plan merger initiated by the Company may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract which may result in transacting at less than contract value. Plan management believes that any events that may limit the ability of the Plan to transact at contract value are probable of not occurring.

	2010	2009
Average yields of the Blended Interest Fund:		
Based on annualized earnings (1)	2.44 %	3.27 %
Based on interest rate credited to participants (2)	2.31	2.52

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The underlying portfolio of financial instruments consists of various fixed income securities and is stated at fair value. Fair value is primarily determined by bid prices from published sources where available, and, if not available, from other sources considered reliable. Fair market value of the wrappers is estimated by converting the difference between the current basis points assigned to the wrap fees and rebid basis points into an intrinsic dollar value.

4. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, established a single authoritative definition of fair value, set a framework for measuring fair value, and requires disclosures about fair value measurements. In accordance with ASC 820, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at October 31, 2010 and 2009.

In accordance with ASU 2010-06 as applied prospectively, the table below presents classes of investments on the basis of the nature and risk of the investments at October 31, 2010. The table for October 31, 2009 does not present such classes of investments.

	Fair Value Measurements (in thousands) at October 31, 2010, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 2,757	$ 101	$ 2,858
Residential Mortgage-Backed Securities - Agency		8,921		8,921
Residential and Commercial Mortgage Obligations		3,731		3,731
Asset-Backed Securities		7,337	315	7,652
Corporate Debt Securities		16,477		16,477
Debt Securities Issued by the U.S. Treasury and Other U.S. Government Corporations and Agencies		102,189		102,189
Certificate of Deposit				
Foreign Bond				
Money Market Mutual Fund	$ 3,534			3,534
Wrapper Contracts			109	109
Total Blended Interest Fund	3,534	141,412	525	145,471
Deere & Company Common Stock	166,925			166,925
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool		9,357		9,357
Mutual Funds:				
Balanced Funds	85,573			85,573
Domestic Stock Funds	131,252			131,252
Fixed Income Funds	42,781			42,781
International Stock Funds	22,376			22,376
Total Mutual Funds	281,982			281,982
Fidelity BrokerageLink Accounts:				
Alternative Funds	1,357			1,357
Balanced Funds	1,324			1,324
Commodity Funds	236			236
Domestic Stock Funds	9,982			9,982
Fixed Income Funds	4,106			4,106
International Stock Funds	3,623			3,623
Total BrokerageLink Accounts	20,628			20,628
Total Investments	$ 473,069	$ 150,769	$ 525	$ 624,363

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

	Fair Value Measurements (in thousands) Using Significant Unobservable Inputs (Level 3)			
	Asset-Backed Securities	Commercial Mortgage-Backed Securities	Wrapper Contracts	Total
Beginning balance — November 1, 2009	$ 689	$ 96	$ 128	$ 913
Realized losses	(72)			(72)
Unrealized (losses) gains	133	18	(19)	132
Purchases, issuances, and settlements	(274)	(13)		(287)
Transfers out of Level 3	(161)			(161)
Ending balance — October 31, 2010	$ 315	$ 101	$ 109	$ 525

	Fair Value Measurements (in thousands) at October 31, 2009, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Blended Interest Fund:				
Commercial Mortgage-Backed Securities		$ 5,886	$ 96	$ 5,982
Residential Mortgage-Backed Securities - Agency		15,124		15,124
Residential and Commercial Mortgage Obligations		7,332		7,332
Asset-Backed Securities		12,035	689	12,724
Corporate Debt Securities		19,756		19,756
Debt Securities Issued by the U.S. Treasury and Other U.S. Government Corporations and Agencies		70,101		70,101
Certificate of Deposit		625		625
Foreign Bond		209		209
Mutual Fund	$ 2,169			2,169
Wrapper Contracts			128	128
Total Blended Interest Fund	2,169	131,068	913	134,150
Deere & Company Common Stock	107,360			107,360
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool		6,359		6,359
Mutual Funds	250,721			250,721
Fidelity BrokerageLink Accounts - Mutual Funds	18,251			18,251
Total Investments	$ 378,501	$ 137,427	$ 913	$ 516,841

5. INVESTMENTS

The Plan's investments that represented 5% or more of net assets available for benefits as of October 31, 2010 and 2009 are as follows (dollars in thousands):

	2010	2010 Percent of Net Assets	2009	2009 Percent of Net Assets
Deere & Company Common Stock*	$ 166,925	27 %	$ 107,360	21 %
Fidelity Institutional Money Market Fund*	41,397	7	45,136	9
Fidelity Magellan Fund*	32,997	5	31,058	6
Spartan U.S. Equity Index Advantage Fund*	-	-	27,538	5

* Represents a party-in-interest to the Plan.

During the year ended October 31, 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Deere & Company Common Stock*	$ 71,862
Fidelity Asset Manager 20% Fund*	244
Fidelity Asset Manager 50% Fund*	583
Fidelity Asset Manager 70% Fund*	837
Fidelity Asset Manager 85% Fund*	83
Fidelity BrokerageLink Accounts*	2,777
Fidelity Diversified International Fund*	876
Fidelity Equity Income Fund*	1,172
Fidelity Freedom 2000 Fund*	20
Fidelity Freedom 2005 Fund*	39
Fidelity Freedom 2010 Fund*	399
Fidelity Freedom 2015 Fund*	346
Fidelity Freedom 2020 Fund*	515
Fidelity Freedom 2025 Fund*	324
Fidelity Freedom 2030 Fund*	501
Fidelity Freedom 2035 Fund*	347
Fidelity Freedom 2040 Fund*	400
Fidelity Freedom 2045 Fund*	189
Fidelity Freedom 2050 Fund*	106
Fidelity Freedom Income Fund*	66
Fidelity Growth Company Fund*	5,901
Fidelity Intermediate Bond Commingled Pool - Pyramis Intermediate Duration Commingled Pool*	625
Fidelity Magellan Fund*	4,160
Fidelity OTC Portfolio Fund*	3,584
Fidelity Overseas Fund*	500
Fidelity Puritan Fund*	3,059
Fidelity Small Cap Independent Fund*	1,925
Spartan Extended Market Index Fund*	84
Spartan International Index Fund*	22
Vanguard Growth Fund	21
Vanguard Small Cap Fund	155
Vanguard Value Fund	17
Fidelity Freedom Income Fund*	10
Fidelity Freedom 2000 Fund*	3
Fidelity Freedom 2005 Fund*	7
Fidelity Freedom 2010 Fund*	73
Fidelity Freedom 2015 Fund*	72
Fidelity Freedom 2020 Fund*	110
Fidelity Freedom 2025 Fund*	70
Fidelity Freedom 2030 Fund*	105
Fidelity Freedom 2035 Fund*	83
Fidelity Freedom 2040 Fund*	90

(Continued)

Fidelity Freedom 2045 Fund*	48
Fidelity Freedom 2050 Fund*	28
Spartan 500 Index Fund*	3,865
Vanguard Value Index Fund	32
Vanguard Growth Index Fund	86
Net appreciation	$ 106,421

* Represents a party-in-interest to the Plan.

The Fidelity BrokerageLink Accounts consist only of mutual funds.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan held 2,173,577 and 2,357,090 shares of common stock of Deere & Company, the sponsoring employer, with a cost basis of approximately $83 million and $84 million at October 31, 2010 and 2009, respectively. During the year ended October 31, 2010, the Plan recorded dividend income of approximately $2.5 million from the Company common stock.

The Plan also holds investments in mutual funds administered by Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Plan trustee, investment manager and recordkeeper. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7. FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company, by a letter dated April 2, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequently, the Plan has been amended and restated and submitted to the IRS for a determination letter. The Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees participating in the Plan are subject to federal income taxes on the pre-tax distributions from their accounts in the calendar year in which such distributions are received from Fidelity.

8. VOLUNTARY COMPLIANCE RESOLUTION

In January 2011, the Company filed an application for a compliance statement from the IRS under the voluntary compliance resolution program. The compliance statement was sought with respect to amending Plan language to be in technical compliance with IRS Section 415 regulations. This amendment did not affect the operations of the Plan.

9. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, account balances would become fully vested and be distributed to participants.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of October 31, 2010 and 2009 (dollars in thousands).

	2010	2009
Net assets available for benefits per the financial statements	$ 623,910	$ 522,267
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,243	3,402
Net assets available for benefits per the Form 5500	$ 631,153	$ 525,669

For the year ended October 31, 2010, the following is a reconciliation of the increase in net assets per the financial statements to the Form 5500 (dollars in thousands).

	2010
Increase in net assets per the financial statements	$ 101,643
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2010	7,243
Adjustment from contract value to fair value for fully benefit-responsive investment contracts, October 31, 2009	(3,402)
Increase in net assets per the Form 5500	$ 105,484

11. SUBSEQUENT EVENT

In February 2011, the Company announced that the investment fund lineup for the Plan will be updated. The new design incorporates a three tier selection, passively managed target date funds, a selection of indexed funds, and the remaining actively managed funds including Blended Interest Fund, Deere & Company Common Stock Fund, and BrokerageLink Accounts. In March 2011, the existing funds will be sold and the assets invested into the new funds. For active and temporarily separated employees, all future contributions will be directed to the target date fund closest to the participant's 65th birthday (the default investment fund) until such investment direction is changed by the participant.

* * * * *

SUPPLEMENTAL SCHEDULE

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
BLENDED INTEREST FUND:		
STATE STREET GLOBAL ADVISORS U.S. GOVERNMENT SHORT TERM INVESTMENT FUND	3,533,798	$ 3,534
ABBEY NATL 3.875 11/10/14 144A	300,000	309
ALLYA 2010-1 A3 1.45% 5/14	210,000	212
APART 2007-1 B 5.35% 9/13	70,000	72
APART 2007-2M A3A 5.22% 6/12	3,273	3
AMCAR 2006-BG A4 5.21% 9/13	104,301	108
BMWLT 2010-1 A3 1.18% 4/13	210,000	210
BNP PARIBAS 2.125% 12/21/12	150,000	153
BNP PARIBAS MTN 3.25% 3/11/15	100,000	105
BACM 2005-3 XP CSTR 7/43	2,276,604	15
BACM 2004-4 A3 4.128% 7/42	11,824	12
BACM 2006-4 A1 CSTR 5/11	6,857	7
BACM 2006-5 A1 5.185% 9/47	29,910	30
BOA FDIC 3.125% 6/15/12	135,000	141
BOA FDIC GTD MTN 2.1% 4/30/12	269,000	276
BANK AMER 4.9% 5/01/13	213,000	225
BAAT 2010-2 A3 2.4% 7/14	260,000	263
BMONT Q 2.125% 6/28/13	300,000	310
BANK OF NOVA SC 2.05% 10/07/15	500,000	506
BAYC 2004-2 A 1ML+43 8/34	36,189	29
BAYC 2004-3 A1 1ML+37 1/35	63,223	50
BAYC 2004-3 A2 1ML+42 1/35	15,806	11
BAYC 2004-3 M1 1ML+50 1/35	15,806	10
BSCMS 2004-PWR5 A2 4.254% 7/42	61,168	61
BSCMS 2007-PW15 A1 5.016% 2/44	6,919	7
BERK HATH INC 2.125% 2/11/13	300,000	309
BRHEA 2006-A A2R 3ML+75 12/41	315,223	315
COMM 2005-C6 XP CSTR 6/44	2,820,003	9
CPS 2007-C A3 5.43% 5/12 144A	9,781	10
CIBC 1.45% 9/13/13	271,000	274
COMET 2009-A2 A2 3.2% 4/14	400,000	406
CHAIT 2007-A17 A 5.12% 10/14	100,000	109
CHAIT 2008-A9 A9 4.3% 5/13	100,000	102
CHAIT 2009-A3 A3 2.4% 6/13	520,000	526
CFAST 2010-A A3 .91% 8/13	100,000	100
CCCIT 2006-A4 A4 5.45% 5/13	200,000	205
CCCIT 2009-A3 A3 2.7 6/13	300,000	304
CITI FDG FDIC 1.875% 10/22/12	640,000	657
CITIGR FDG FDIC 1.875 11/15/12	300,000	308

(Continued)

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
CITIGRP FDIC 2% 3/30/12	300,000	307
CITIBANK FDIC MTN 1.875 6/4/12	320,000	327
COMM 2001-J2A A1 5.447% 7/34	250,793	253
COMM 2006-C8 A2A 5.219 12/46	9,695	10
COMM 2006-C8 XP CSTR 12/46	8,181,406	113
COMM 2006-CN2A A2FX 5.449 2/19	200,000	200
COMWLTH BK AUS 3.75 10/14 144A	300,000	320
COMMONWETH MTN2.9 9/17/14 144A	700,000	741
CORNELL UNIV 4.35% 2/1/14	153,000	169
CPS 2006-D A4 5.115% 08/13	183,511	187
CREDIT SUISSE NY 5% 5/15/13	839,000	918
CSFB 2002-CP5 A1 4.106 12/35	68,134	69
CSFB 2003-C4 A3 CSTR 8/36	48,477	49
CSFB 2004-C1 A3 4.321% 1/37	61,058	62
CSMC 2007-C1 A1 5.227% 2/40	26,685	27
CSMC 2007-C2 A1 5.237% 1/49	6,169	6
DBS BK LTD 5.125/VAR 5/17 144A	300,000	313
FHLM ARM 4.889% 3/33 #847126	1,266	1
FHLG 15YR 4.50% 8/18 #E98688	243,813	260
FHLG 15YR 4.50% 9/18 #E99205	70,340	75
FHLG 15YR 4.50% 10/18 #E99833	113,097	121
FHLG 15YR 4.50% 11/18 #B10931	61,151	65
FHLM ARM 3.53% 4/40 #1B4657	114,262	120
FHLM ARM 3.58% 4/40 #1B4702	93,137	98
FHLM ARM 4.68% 1/36 #847584	21,444	22
FHLM ARM 4.305 6/35 #848083	25,438	27
FHLM ARM 3.88% 1/35 #848084	19,059	20
FHLM ARM 4.482% 4/35 #848088	244,864	255
FHLM ARM 4.485% 1/35 #848089	12,969	14
FHLM ARM 4.277% 2/35 #848090	69,785	73
FHLM ARM 5.084% 8/35 #1J0005	18,767	20
FHLM ARM 4.941% 11/35 #1J1228	57,158	60
FHLM ARM 5.26% 1/36 #1J1274	48,424	51
FHLM ARM 4.93% 9/35 #1K1215	61,663	65
FHLM ARM 5.78% 10/35 #1N0063	8,550	9
FHLM ARM 5.37% 12/35 #1N0106	49,489	51
FHLM ARM 5.62% 12/35 #1N0117	77,607	80
FHLM ARM 5.34% 6/35 #1L0097	34,172	36
FHLM ARM 4.83% 11/35 #1Q0166	71,768	75
FHLM ARM 4.199% 8/36 #848185	37,487	39
FHLM ARM 4.571% 3/35 #848186	48,066	50

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHLB 1.625% 11/21/12	725,000	743
FHLB 1.125% 5/18/12	550,000	557
FHLG 15YR 7.00% 11/11 #E20271	10,071	10
FHR 2382 MB 6% 11/16	78,753	85
FNR 1996-28 PK 6.5% 7/25	71,582	79
FNMA 4.375% 9/15/12	48,000	52
FNMA 4.625% 10/15/13	187,000	209
FNMA 5% 2/16/12	100,000	106
FHLMC 2.125% 3/23/12	80,000	82
FHLMC 1.75% 6/15/12	457,000	467
FHLMC 2.125% 9/21/12	70,000	72
FHLMC 1.125% 7/27/12	2,112,000	2,140
FHLMC .375% 11/30/12	1,202,000	1,200
FNMA 15YR 4.00% 9/18 #254919	160,707	171
FNMA 15YR 6.50% 6/14 #323794	96,056	102
FNMA 15YR 7.00% 11/14 #535006	48,973	52
FNMA 15YR 7.00% 3/15 #535200	31,388	34
FNMA 15YR 7.00% 4/16 #535879	2,756	3
FNMA 15YR 6.50% 2/17 #545449	43,848	48
FNMA 15YR 6.00% 1/18 #555303	277,433	301
FNMA 15YR 6.00% 4/16 #573453	7,036	8
FNMA 15YR 6.00% 9/16 #602893	1,786	2
FNMA 15YR 6.00% 10/16 #611923	2,369	3
FNMA 15YR 7.00% 2/16 #619196	5,577	6
FNMA 15YR 6.50% 5/17 #641261	48,826	54
FHR 2626 NA 5 6/23	1,576	2
FHR 2635 DG 4.5% 1/18	205,625	215
FHR 2780 A 4% 12/14	18,221	18
FHR 2867 EA 4.5% 11/18	59,437	62
FHR 2901 UM 4.5% 1/30	258,175	265
FNR 2008-95 AD 4.5% 12/23	430,479	458
FNMA 4.75% 11/19/12	576,000	627
FNMA 1% 4/4/12	440,000	444
FNMA 1.125% 7/30/12	1,410,000	1,428
FNMA 2.75% 3/13/14	555,000	592
FNMA 1% 9/23/13	890,000	899
FNMA .5% 10/30/12	1,368,000	1,370
FANNIEMAE CMO 3.5% 12/25/18	240,000	252
FHR 3555 CM 4% 12/14	807,320	831
FHR 3555 KH 4% 12/14	857,078	888
FHR 3560 LA 2% 8/14	161,481	164

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FHR 3573 LC 1.85% 8/14	241,600	245
FNR 2010-123 DL 3.5% 11/25	160,000	167
FNMA ARM 4.801% 2/33 #695019	5,105	5
FNMA ARM 3.984% 5/33 #703915	3,459	4
FNMA 15YR 4.50% 11/18 #725857	48,450	52
FNMA 15YR 4.50% 8/18 #730721	35,641	38
FNMA ARM 4.68% 11/34 #735011	50,851	53
FNMA 15YR 4.50% 6/19 #745278	110,749	118
FNMA 15YR 4.50% 7/20 #745874	65,766	70
FNMA ARM 5.541% 11/36 #745972	49,563	52
FNMA ARM 3.753% 10/33 #746320	10,206	11
FNMA ARM 4.358% 10/33 #754672	3,139	3
FNMA ARM 3.752% 10/33 #755148	10,403	11
FNMA ARM 5.05% 7/34 #801635	3,977	4
FNMA ARM 4.53% 12/34 #802852	56,324	59
FNMA ARM 4.293% 3/35 #815586	3,669	4
FNMA ARM 4.75% 5/35 #815626	14,203	15
FNMA ARM 5.12% 6/35 #823810	17,128	18
FNMA ARM 4.96% 6/35 #825388	37,702	39
FNMA ARM 5.344% 7/35 #834917	3,674	4
FNMA ARM 5.349% 12/34 #843013	7,547	8
FNMA ARM 4.893% 10/35 #847787	11,967	12
FNMA ARM 6.25% 6/36 #886983	6,129	6
FNMA 15YR 4.50% 7/20 #888653	52,052	56
FNMA ARM 4.21% 5/35 #889946	89,974	94
FNMA ARM 4.59% 7/35 #995016	50,954	53
FNMA ARM 4.30% 2/35 #995017	97,896	102
FNMA ARM 4.898% 5/35 #995272	6,800	7
FNMA ARM 4.58% 7/35 #995273	34,127	36
FNMA ARM 4.765% 1/34 #995274	1,816	2
FNMA ARM 4.53% 10/35 #995414	68,476	72
FNMA ARM 4.55% 10/35 #995415	342,632	359
FNMA ARM 4.512% 12/36 #995606	75,844	79
FNMA ARM 4.545% 12/36 #995607	67,464	71
FNMA ARM 5.075% 7/34 #995609	36,223	38
FNMA ARM 3.20% 1/40 #AC0599	140,153	146
FNMA ARM 4.285% 7/33#AD0066	38,551	41
FNMA 15YR 4.50% 8/24 #AD0117	1,052,410	1,124
FNMA ARM 4.82% 2/36 #AD0175	22,301	23
FNMA ARM 4.49% 4/35 #AD0176	197,929	206
FNMA ARM 3.32% 9/34 #AD0177	40,535	42

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FNMA ARM 2.94% 8/35 #AD0710	12,733	13
FNMA ARM 4.38% 10/37 #AD0713	15,715	16
FNMA ARM 3.60% 3/40 #AD1555	156,301	164
FNMA 15YR 3.50% 12/25 #AE0368	3,000,000	3,109
FORDO 2007-A B 5.6% 10/12	60,000	63
FORDO 2009-B A3 2.79 8/13TALF	194,939	198
FORDO 2009-C A4 4.43% 11/14	120,000	129
FORDO 2009-D A3 2.17% 10/13	100,000	101
FORDO 2009-E A3 1.51% 1/14	200,000	202
FORDO 2010-B A3 0.98% 10/14	140,000	141
FRNK 2007-1 A4 5.03% 2/15	149,468	150
GECMC 2007-C1 XP CSTR 12/49	5,665,671	33
GMACC 2004-C2 A2 CSTR 8/38	66,456	67
GMACC 2005-C1 X2 CSTR 5/43	847,522	7
GMAC INC FDIC 1.75% 10/30/12	300,000	307
GSMS 2005-GG4 A3 4.607 7/39	90,000	92
GSMS 2006-GG6 A2 5.506% 4/38	80,130	81
GSMS 2006-GG8 A2 5.479 11/39	90,000	92
GECMC 2004-C2 A2 4.119% 3/40	7,794	8
GECAP MTN 5.9% 5/13/14	220,000	250
GE CAP CORP 3.5% 8/12	770,000	802
GE CAP FDIC 3% 12/09/11	360,000	370
GE CAP FDIC MTN 2.625 12/28/12	438,000	458
GE CAP FDIC GMTN 2% 9/28/12	520,000	535
GOLDMAN FDIC 3.25% 6/15/12	63,000	66
GOLDMAN SA FDIC 2.15% 3/12	100,000	102
GPMH 2001-1 IA 1ML+34 4/32	5,790	6
HSBC USA FDIC 3.125% 12/16/11	130,000	134
HAROT 2010-1 A4 1.98% 5/23/16	60,000	62
HAROT 2010-2 A3 1.34% 3/14	170,000	172
HAROT 2010-3 A3 .7% 5/13	200,000	200
HAT 2007-1 A4 5.33% 11/13	207,476	211
HART 2007-A A3A 5.04 1/12	2,521	3
HART 2009-A A3 2.03% 8/13	90,000	91
JPMCC 2003-CB7 X2 CSTR 1/38	303,055	0
JPMCC 2004-CBX X2 CSTR 1/37	2,412,126	13
JPMCC 2005-LDP2 A3 4.697 7/42	150,000	154
JPMCC 2006-LDP7 A2 CSTR 4/45	67,344	68
JACKSON NATL 5.375% 5/8/13 144	130,000	142
JPMRT 2006-A A4 5.14% 12/14	72,187	73
JPMORGAN FDIC 3.125 12/1/11 DT	222,000	229

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
LBUBS 2007-C1 A1 CSTR 2/40	30,065	31
LBUBS 2000-C5 A2 6.51% 12/26	76,791	77
LBUBS 2001-C2 A2 6.653% 11/27	72,868	74
LBUBS 2004-C6 A2 4.187% 8/29	893	1
LBUBS 2004-C6 XCP CSTR 8/36	769,065	4
LBUBS 2004-C8 XCP CSTR 12/39	485,425	3
LBUBS 2004-C2 A3 3.973% 3/29	190,000	194
MLCFC 2007-6 A1 5.175% 3/51	23,420	24
MVCOT 2005-2 A 4.6% 10/27	37,430	39
MVCOT 2006-2A A 5.417% 10/28	34,794	36
MVCOT 2006-2A B 5.467% 10/28	8,131	8
MASSMUTUAL GL 3.625% 7/12 144A	100,000	104
MBART 2009-1 A3 1% 1/15/14	120,000	122
MLMT 2004-MKB1 A2 4.353% 2/42	203,103	203
MLMT 2004-KEY2 A2 4.166% 8/39	117,597	121
MLMT 2005-MKB2 XP CSTR 9/42	508,774	3
MLMT 2005-MCP1 XP CSTR 6/43	1,097,456	17
MET LIFE GLBL 2.5 9/29/15 144A	300,000	302
MONUMENTAL GLBL 5.5% 4/13 144A	60,000	65
MSC 2004-HQ4 X2 CSTR 4/40	952,984	7
MSC 2005-TOP17 X2 CSTR 12/41	963,022	12
MSC 2005-HQ5 X2 CSTR 1/42	1,298,366	6
MSDWC 2001-PPM A2 6.4% 2/31	1,908	2
MSC 2007-HQ11 A1 5.246% 2/44	50,296	51
MORGAN STAN FDIC 3.25% 12/1/11	270,000	278
NATLAUST BK 2.35 11/16/12 144A	290,000	297
NY LIFE 2.25% 12/14/12 144A	246,000	253
NYLIFE GLB4.65% 5/9/13 144A	275,000	298
NALT 2009-B A3 1 1/15	180,000	182
NALT 2010-A A2 1.1% 3/13	120,000	120
NORDEA BK AG 1.75 10/4/13 144A	200,000	201
NEF 2005-1 A5 4.74% 10/45	145,386	146
PERF 2005-2 A2 5.03% 3/14	371,936	385
PRES & FELLOWS 3.7% 4/1/13	645,000	689
RABOBANK NEDER 2.65% 8/12 144A	990,000	1,023
RABOBANK NED 3.2% 3/11/15 144A	100,000	105
ROYAL BK CDA GMTN 2.625% 12/15	87,000	91
ROYAL BK CANADA 1.125 1/15/14	389,000	390
ROYAL BK SCT 1.5% 3/30/12 144A	400,000	404
SVOVM 2005-A A 5.25% 2/21	41,237	41
SBM7 2000-C3 A2 6.592% 12/33	10,142	10

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
SHELL INTL MTN 1.875 3/25/13	300,000	308
LLL 1997-LLI D 7.15 10/34	65,173	67
SVENSKA MTN 2.875 9/14/12 144A	515,000	531
TAOT 2010-A A3 1.27% 12/13	80,000	81
TAOT 2010-B A3 1.04% 2/14	90,000	91
TAROT 2006-C A4 5.31% 5/13	105,117	107
TAROT 2006-B A4 5.52% 11/12	198,222	200
USAOT 2009-2 A3 1.54% 02/14	210,000	212
US CNTRL FED CU 1.9% 10/19/12	230,000	236
USTN .875% 1/31/12	12,008,000	12,098
USTN 2.5% 3/31/15	27,616,000	29,430
USTN 2.5% 4/30/15	17,411,000	18,551
USTN 1% 4/30/12	6,615,000	6,685
USTN .75% 5/31/12	344,000	346
USTN 1.875% 6/30/15	11,588,000	12,010
USTN 1.75% 7/31/15	5,100,000	5,253
USTN .375% 9/30/12	6,529,000	6,533
USTN .5% 10/15/13	297,000	297
VWALT 2009-A A3 3.41% 4/12	196,687	199
VWALT 2010-A A3 0.85% 11/13	300,000	300
WBCMT 2004-C15 XP CSTR 10/41	2,906,912	25
WALOT 2006-2 B 5.29% 6/12	41,479	42
WALOT 2007-1 B 5.38% 7/12	295,000	299
WBCMT 2007-C30 XP CSTR 12/43	5,642,160	76
WBCMT 2007-C31A A2 5.421% 4/47	196,000	203
WALMART STORES MTN 3.2% 5/14	194,000	209
WAL MART STORES 2.25% 7/08/15	186,000	193
WESTPAC BKG 2.25% 11/19/12	230,000	235
WESTPAC BANK CORP 2.1% 8/2/13	70,000	72
WOART 2010-A A3 1.34% 12/13	110,000	111
YALE UNIV MTN 2.9% 10/15/14	120,000	128
AIG Financial Products Corp. Wrapper		40
Rabobank Nederland Wrapper		69
Total Blended Interest Fund		145,471

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
DEERE & COMPANY COMMON STOCK*	2,173,577	166,925
FIDELITY INTERMEDIATE BOND COMMINGLED POOL - PYRAMIS INTERMEDIATE DURATION COMMINGLED POOL*	670,004	9,357

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONTINUED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
MUTUAL FUNDS:		
Fidelity Asset Manager 20% Fund*	270,741	3,444
Fidelity Asset Manager 50% Fund*	357,562	5,353
Fidelity Asset Manager 70% Fund*	402,112	6,333
Fidelity Asset Manager 85% Fund*	55,635	709
Fidelity Cash Reserves*	1,374,333	1,374
Fidelity Diversified International Fund*	338,907	10,001
Fidelity Equity Income Fund*	281,881	11,566
Fidelity Freedom Income Fund*	123,197	1,414
Fidelity Freedom 2000 Fund*	34,320	400
Fidelity Freedom 2005 Fund*	45,650	563
Fidelity Freedom 2010 Fund*	427,494	5,352
Fidelity Freedom 2015 Fund*	441,460	5,540
Fidelity Freedom 2020 Fund*	529,510	6,841
Fidelity Freedom 2025 Fund*	322,143	4,201
Fidelity Freedom 2030 Fund*	439,533	5,798
Fidelity Freedom 2035 Fund*	323,383	4,291
Fidelity Freedom 2040 Fund*	351,061	4,680
Fidelity Freedom 2045 Fund*	174,377	2,337
Fidelity Freedom 2050 Fund*	100,945	1,354
Fidelity Growth Company Fund*	369,775	28,646
Fidelity Institutional Money Market Fund*	41,396,867	41,397
Fidelity Magellan Fund*	494,043	32,997
Fidelity OTC Portfolio Fund*	325,225	16,567
Fidelity Overseas Fund*	376,399	11,890
Fidelity Puritan Fund*	1,567,626	26,963
Fidelity Select Money Market Fund*	9,548	10
Fidelity Small Cap Independent Fund*	523,240	8,555
Spartan Extended Market Index Fund*	21,021	736
Spartan International Index Fund*	138,277	485
Spartan U.S. Equity Index Advantage Fund*	712,792	29,895
Vanguard Growth Fund	26,500	788
Vanguard Small Cap Fund	33,908	1,074
Vanguard Value Fund	21,933	428
Total Mutual Funds		281,982

JOHN DEERE TAX DEFERRED SAVINGS PLAN FOR WAGE EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF OCTOBER 31, 2010 (CONCLUDED)

(In thousands with the exception of shares/units)	Shares/ Par	Current** Value
FIDELITY BROKERAGELINK ACCOUNTS*		20,628
LOANS TO PARTICIPANTS (at interest rates of 4.75% to 10.44%, maturing from November 2010 through November 2020)		11,134
Total Assets Held for Investment		$ 635,497

* Represents a party-in-interest to the Plan.

** Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the John Deere Tax Deferred Savings Plan for Wage Employees has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DEERE & COMPANY
(Registrant)

By: 
Mary K.W. Jones
Vice President, Global Human Resources

Date: 23 February 2011

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deere & Company:

We consent to the incorporation by reference in Registration Statement Nos. 33-15949, 33-49740, 333-62669, and 333-140981 of Deere & Company and subsidiaries on Forms S-8 of our report dated February 22, 2011, relating to the financial statements and supplemental schedule of the John Deere Tax Deferred Savings Plan for Wage Employees, appearing in this Annual Report on Form 11-K of John Deere Tax Deferred Savings Plan for Wage Employees for the year ended October 31, 2010.

Deloitte & Touche LLP

Chicago, Illinios
February 22, 2011